


15005471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/12/15

February 11, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Intel Corporation
Incoming letter dated January 12, 2015

Dear Mr. Mueller:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to Intel by John Harrington. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

February 11, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Intel Corporation
Incoming letter dated January 12, 2015

The proposal requests that the board make all possible lawful efforts to implement and/or increase activity on each of the eight principles specified in the proposal.

We are unable to concur in your view that Intel may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Intel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 12, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of John Harrington
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation ("Intel," or the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Stockholders' Meeting (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Harrington (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's board of directors "[m]ake all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles" identified in the Proposal. *See* Exhibit A. The Proposal further states:

> "Holy Land Principles, Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:
> 1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
> 2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
> 3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
> 4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
> 5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
> 6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
> 7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
> 8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles."

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted more than one shareowner proposal for consideration at the 2015 Annual Stockholders' Meeting and, despite proper notice, has failed to correct this deficiency; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

BACKGROUND

The Proponent submitted the Proposal to the Company on August 20, 2014 via overnight mail, which the Company received on August 21, 2014. *See* Exhibit A. After reviewing the Proposal, the Company sent a deficiency notice via email and overnight mail to the Proponent on September 3, 2014 (the "Deficiency Notice," attached hereto as Exhibit B). *See* Exhibit B. The Deficiency Notice expressly identified that the Proposal contained two proposals, stating, "We believe that the Submission constitutes more than one stockholder proposal. Specifically, while parts of the Submission relate to equal opportunity in employment, we believe that paragraph '2' in the list of principles addresses a separate proposal." Exhibit B. The Deficiency Notice further noted that the Proponent could correct this procedural deficiency by indicating which proposal it desired to submit and which proposal it desired to withdraw and stated that the Commission's rules require any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. The Deficiency Notice included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F").

In a September 16, 2014 letter, counsel to the Proponent responded to the Deficiency Notice (the "Response Letter," attached hereto as Exhibit C). The Response Letter stated, in pertinent part, "We do not believe that Mr. Harrington's submission constitutes two proposals since the second Principle concerns, as equally does the remainder of the proposal, equal opportunity in employment. . . . Nevertheless, out of an abundance of caution, we hereby conditionally amend the proposal as follows: If the Staff agrees that there are two proposals, we delete the second Principle." As of the close of business on January 9, 2015, the Company has not received any other correspondence in response to the Deficiency Notice.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because The Proposal Constitutes Multiple Proposals.

A. The Proposal Combines Separate And Distinct Elements Which Lack A Single Well-Defined Unifying Concept And Therefore Is Excludable Under Rule 14a-8(c).

The Company may exclude the Proposal from its 2015 Proxy Materials because the Proposal combines two different stockholder proposals into a single proposal in violation of Rule 14a-8(c). The recitals to the Proposal state that the Holy Land Principles are "a set of equal opportunity employment principles." However, in addition to specifying standards for employment practices, the Proposal in paragraph 2 seeks to dictate certain affirmative action hiring practices "to increase the number of underrepresented employees." Because it is well established that affirmative action standards are distinct from equal employment opportunity practices, the Proposal may be excluded under Rule 14a-8(c).

Rule 14a-8(c) provides that a stockholder may submit only one proposal per stockholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example:

- In *Textron Inc.* (avail. Mar. 7, 2012), the Staff considered a proposal to allow stockholders to make board nominations that would be included in the company's proxy statement. Despite the proponent's framing of the *Textron* proposal as a list of requirements intended to facilitate stockholder nomination of directors, the Staff concurred that the proposal contained two distinct proposals and thus could be omitted under Rule 14a-8(c). Specifically, the Staff noted "that paragraphs one through five and seven of the submission contain a proposal relating to the inclusion of shareholder nominations for director in Textron's proxy materials and paragraph six of the submission contains a proposal relating to events that would not be considered a change in control." *See also Bank of America Corp.* (avail. Mar. 7, 2012) (same); *The Goldman Sachs Group, Inc.* (avail. Mar. 7, 2012) (same).

- In *PG&E Corp.* (avail. Mar. 11, 2010), the Staff concurred with exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Notwithstanding that the proponent argued the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level."

- In *Parker-Hannifin Corp.* (avail. Sept. 4, 2009), the Staff concurred in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide stockholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow stockholders to comment on and ask questions about the company's executive compensation policies and practices. The company argued that while the first two parts were clearly interconnected, implementation of the third part would require completely distinct and separate actions. The Staff agreed, specifically noting that the third part of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded.

- In *American Electric Power* (avail. Jan. 2, 2001), the Staff concurred in the exclusion of a proposal which sought to: (i) limit the term of director service; (ii) require at least one board meeting per month; (iii) increase the retainer paid to AEP directors; and (iv) hold additional special board meetings when requested by the Chairman or any other director. The Staff noted that the proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the "governance of AEP."

See also Duke Energy Corp. (avail. Feb. 27, 2009) (concurring with the exclusion of a proposal to impose director qualifications, limit director pay and disclose director conflicts of interest despite the fact that the proponent claimed all three elements related to "director accountability"); *General Motors Corp.* (avail. Apr. 9, 2007) (concurring with the exclusion of a proposal seeking stockholder approval for the restructuring of the company through numerous transactions).

The Proposal contains an element relating to affirmative action in hiring practices—that the Company identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees—that is clearly a separate matter from the concept of providing equal employment opportunity that is addressed in the Proposal's other elements. Thus, for the reasons described below, the Proposal does not constitute a single proposal under Rule 14a-8(c).

Like the topics addressed in the proposals discussed above, the "Holy Land Principles" effectively consist of at least two distinct proposals: The first set of principles, set forth in paragraphs 1 and 3 through 5, address various policies regarding non-discrimination among employees. These are distinct from the second principle, set forth in paragraph 2, that the Company "initiate active recruitment efforts to increase the number of underrepresented employees." Although all of the principles are described as being designed "to promote means for establishing justice and equality," they require dramatically different actions, with the first set of principles requiring non-discrimination based on national, racial, ethnic or religious identity and the other principle requiring affirmative hiring efforts to increase the number of underrepresented groups. In addition, the equal employment opportunity provisions in the Holy Land Principles are largely addressed to current employees, whereas the affirmative action initiative addressed in principle number 2 is addressed to persons who are not currently Company employees. Moreover, because of these differences, it is entirely possible for a company to satisfy the principles that relate to providing equal employment opportunities and not to satisfy the principle relating to affirmative action hiring practices, and vice versa.

The principle of "equal employment opportunity," which involves providing fair opportunity within the workplace, is distinct from the principle of "affirmative action." This distinction is recognized in the United States, where equal employment opportunity and affirmative action are each governed by different bodies of law. Every United States employer is subject to statutes prohibiting discrimination and thus is required to comply with the principles of equal employment opportunity, whereas only certain federal contractors are required to engage in affirmative action. *Compare* Title VII of the Civil Rights Act of 1964 (requiring that all employers provide equal employment opportunity) *with* Executive Order 11246 (requiring federal contractors to establish affirmative action programs). Accordingly, the Proposal calls for the Company to take two very different actions, each of which involves distinct considerations and each of which would have very different consequences. As with the precedent discussed above, the recitals to the Proposal attempt to link the various principles by stating that they "promote means for establishing justice and equality" and describing the principles as "a set of equal opportunity employment practices,"[1] but these broad generalizations do not alter the fact that the principles involve different actions addressed to different groups, and thus the implementation of the Holy Land Principles would entail disparate actions that are not interrelated. Therefore, because the Holy Land Principles combine separate and distinct elements which lack a single well-defined unifying concept, the Proposal does not constitute a single proposal and is excludable under Rule 14a-8(c).

B. *The Response Letter's Conditional Agreement To Revise The Proposal Contingent On A Future Staff Determination Failed To Correct The Proposal's Deficiency.*

The Proponent's offer to delete "the second Principle" of the Proposal in the Response Letter failed to cure the Proposal's deficiency because the offer was contingent upon future Staff determinations. In Section E of SLB 14, the Staff addresses the circumstances in which it will allow proponents to revise a proposal in response to a Staff determination. In Section

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[1] We recognize that the Holy Land Principles are phrased similarly to other proposals addressing equal employment opportunity practices in specific countries which the Staff generally would view as not excludable under Rule 14a-8. *See, e.g., Mobil Corp.* (avail. Feb. 1, 1990) (proposal seeking implementation of McBride Principles). We have not found any precedent where the Staff considered whether a proposal addressing the McBride Principles was evaluated under Rule 14a-8(c) or former Rule 14a-8(a)(4), the predecessor provision limiting the number of proposals that a stockholder may submit. It is well established that the Staff would not have considered any basis for exclusion of such a proposal if that basis was not advanced by a company in its no-action request. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14"), at Section B.5 ("we will not consider any basis for exclusion that is not advanced by the company"). Notably, however, in *V.F. Corp.* (avail. Dec. 21, 1990), the Staff concurred that a proposal requesting that the company report on its "equal employment opportunity and affirmative action programs" and "[f]ormulate an affirmative action program" constituted more than one proposal. *Cf. GTE Corp.* (avail. Feb. 25, 1993) (proposal similar to that in *V.F. Corp.* excluded on other grounds after proponent revised the proposal in response to a Rule 14a-8(a)(4) deficiency notice to omit the request that the company formulate an affirmative action program).

E.1 the Staff states, "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." In Section E.5, the Staff reiterates that it permits revisions to proposals only under limited circumstances. The Staff did not indicate that revisions are permitted in response to the Staff's determination that a proposal is inconsistent with the one proposal requirement of Rule 14a-8(c). Indeed, a revision to convert two proposals to only one proposal would not be "minor in nature" and instead would "alter the substance of the proposal."

Thus, the Staff has directly stated that it will not consider a revised proposal in response to a deficiency notice if the revised proposal is conditional. *See HealthSouth Corp.* (avail. Mar. 28, 2006, *recon. denied* Apr. 6, 2006). In *HealthSouth*, the proponent submitted a proposal to amend the company's bylaws to give stockholders the power to increase the size of the board and to fill director vacancies created by any increase in the size of the board. The company's deficiency notice maintained that this proposal consisted of two proposals in contravention of Rule 14a-8(c). In response to the deficiency notice, the proponent submitted an alternative proposal to be included in the company's proxy statement only *if* the Staff agreed with the company's view that the original proposal was excludable under Rule 14a-8(c). The Staff ultimately concurred that the company could exclude the original proposal under Rule 14a-8(c). Significantly, the Staff's no-action response also stated that "because the revised proposal . . . was merely *conditional*, we have not considered the revised proposal in reaching our decision" (emphasis added).[2] Likewise, in *General Electric*

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[2] We note that, based on the documents we located, it appears that the Staff allowed the proponent to submit contingent revisions in *V.F. Corp.*, *supra* note 1. However, it also appears that the company's no-action request, the proponent's response agreeing to revise its proposal contingent upon the Staff's determination, and the Staff's response to the no-action request (which resolved the contingency in the proponent's conditional revision), all are dated within 14 days of when the company notified the proponent of the multiple proposal deficiency, meaning that the proponent's revision occurred within the time period allowed for correcting a deficiency under Rule 14a-8. Here, however, the Proponent did not definitively revise the Proposal within 14 days of receiving the Deficiency Notice. Regardless, *V.F. Corp.* has been superseded by *HealthSouth Corp.* and the Staff's policy enunciated in SLB 14 that it will avoid becoming involved in

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Co. (avail. Dec. 30, 2014), the Staff concurred in exclusion of a proposal that exceeded 500 words where in response to a proper deficiency notice the proponent submitted a revision reducing the number of words to less than 500, but making such submission contingent upon the Staff's determination that the proposal as originally submitted exceeded 500 words.

For the foregoing reasons, the Proposal is properly excludable from the Company's 2015 Proxy Materials under Rule 14a-8(c), as it does not relate to a single, unifying concept. Furthermore, the Company provided the Deficiency Notice to the Proponent within the time-period specified by Rule 14a-8, notifying it of the procedural deficiency arising from the inclusion of multiple proposals and indicating how the Proponent could cure the deficiency. The Proponent's conditional offer to revise the Proposal did not correct the deficiency as required by Rule 14a-8.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The Commission added, "[e]xamples include the management of the

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detailed editing of proposals to bring them in compliance with Rule 14a-8 and will only permit stockholders to make revisions that are minor in nature and that do not alter the substance of the proposal.

workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers."[3]

The Company maintains strong policies against employment discrimination that apply globally. Intel's commitment to diversity is reflected in its Global Diversity and Inclusion website, which states:

> Intel's goal is to become the high technology industry leader in diversity. Through active employee resource groups, strategic initiatives, and strong alliances with national organizations, we have a sustained commitment to this goal. We believe that a more inclusive workforce makes us a stronger company, and that our impact on people's lives around the world is a direct result of our diverse employees. We respect, value, and celebrate the unique points of view and opportunities that come with diversity in our employees, communities, customers, suppliers, and other partners in the global marketplace.[4]

Intel's equal employment opportunity policy applies worldwide and clearly spells out that the Company does not discriminate on the basis of ancestry or national origin (among other characteristics), which would apply to Palestinian employees in Israel:

> Equal Employment Opportunities and Discrimination
>
> We value diversity in our workforce, as well as in our customers, suppliers, and others. We provide equal employment opportunity for all applicants and employees. We do not discriminate on the basis of race, color, religion, sex, national origin, ancestry, age, disability, medical condition, genetic information, military and veteran status, marital status, pregnancy, gender, gender expression, gender identity, sexual

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[3] The second consideration highlighted by the Commission related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

[4] *Available at* http://www.intel.com/content/www/us/en/company-overview/diversity-at-intel.html.

> orientation, or any other characteristic protected by local law, regulation, or ordinance. We also make reasonable accommodations for disabled employees and applicants, as required by law.
>
> We follow these principles in all areas of employment including recruitment, hiring, training, promotion, compensation, benefits, transfer, and social and recreational programs.[5]

A. *The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Sources Of Financing.*

The Proposal requires the Company's board of directors to make "all possible lawful efforts to implement" the "Holy Land Principles," including a principle, outlined in paragraph 7 of the Proposal, not to "accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another." *See* Exhibit A. While it is unclear what type of benefits the Proponent may view as covered by this provision since the term "direct advantage" is not defined and therefore could be subjectively construed by the Proponent, the Company's decisions concerning whether to accept "subsidies, tax incentives or other benefits" are intricately interwoven with its financial planning, funding and financial reporting decisions. As a result, by seeking to address the Company's evaluation of subsidies, tax incentives or other benefits, the Proposal interferes with the Company's ordinary business operations and involves matters that are most appropriately left to the Company's management and its subject matter experts and not to direct stockholder oversight.

The Staff consistently has concurred that proposals relating to a company's tax planning and tax policy implicate ordinary business matters. In *General Electric Co.* (avail. Feb. 3, 2012), the Staff concurred with the exclusion of a stockholder proposal asking that the board "annually prepare a report disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local, and foreign tax laws and policies." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations ("the

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[5] Intel Code of Conduct, *available at* http://www.intel.com/content/www/us/en/policy/policy-code-conduct-corporate-information.html.

company's tax expenses and sources of financing"). In *TJX Companies, Inc.* (avail. Mar. 29, 2011), *Amazon.com, Inc.* (avail. Mar. 21, 2011), *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011), *Lazard Ltd* (avail. Feb. 16, 2011) and *Pfizer Inc.* (avail. Feb. 16, 2011), the Staff concurred that under Rule 14a-8(i)(7) the companies could exclude proposals requesting that they annually assess the risks created by actions they allegedly took to avoid or minimize U.S. federal, state and local taxes, and that they report to stockholders on the assessment. In concurring with exclusion of these proposals, the Staff noted that the proposals related to "decisions concerning the company's tax expenses and sources of financing." Likewise, in *General Electric Co. (National Legal and Policy Center)* (avail. Jan. 17, 2006), the Staff concurred with the exclusion of a stockholder proposal asking that "the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for [the company], omitting proprietary information and at a reasonable cost." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (evaluating the impact of a flat tax on the company). *See also Verizon Communications, Inc.* (avail. Jan. 31, 2006); *Citigroup, Inc.* (avail. Jan. 26, 2006); *Johnson & Johnson* (avail. Jan. 24, 2006) (each concurring in exclusion of a similar proposal). Other precedent demonstrating that proposals relating to a company's tax expense implicate ordinary business matters include *The Chase Manhattan Corp.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requiring disclosure of certain tax information) and *General Motors Corp.* (avail. Feb. 28, 1997) (proposal recommending that the board adopt a policy to disclose taxes paid and collected in annual report was excludable).[6]

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[6] These letters are consistent with a long line of precedent that the management of operating expenses is an ordinary business matter. In *CIGNA Corp.* (avail. Feb. 23, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on, among other things, the measures the company was taking to contain the price increases of health insurance premiums. In concurring that the proposal was excludable under Rule 14a-8(i)(7), the Staff noted that "the proposal relates to the manner in which the company manages its expenses." In *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy issues—the

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As regards the Proposal, the precedent established in *Texaco Inc.* (avail. Mar. 31, 1992) is particularly relevant. In *Texaco*, the Commission reversed the Staff's earlier decision (avail. Feb. 5, 1992) that a stockholder proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that [were] beyond matters of the Company's ordinary business operations." In announcing the Commission's reversal, the Staff stated:

> In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

The *Texaco* precedent demonstrates that a company's tax planning and tax management is directly tied to management of a company's sources of financing. The Company's tax strategies are affected not only by the laws and policies of the foreign jurisdictions in which it operates and with which it comes into contact, but also by the various forms of tax incentives that are offered by governments to attract business investments. Thus, corporate tax strategies are intricately interwoven with a company's financial planning, funding

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supporting statement included a paragraph arguing that one of the reasons the company was not maximizing stockholder value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). *See also Allstate Corp.* (avail. Feb. 5, 2003); *Puerto Rican Cement Co., Inc.* (avail. Mar. 25, 2002) (in each case, concurring that proposals requesting company reports on legal expenses were excludable under Rule 14a-8(i)(7)); *Rogers Corp.* (avail. Jan. 18, 1991) (concurring with the exclusion of a proposal and noting that the "day-to-day financial operations" of the company constituted ordinary business matters where the proposal asked the company's board of directors to adopt specific financial performance standards and contained, in its supporting statement, contentions that "[b]oard deliberations on spending allocations" had resulted in excessive spending on research and development).

decisions, day-to-day business operations and financial reporting, and therefore, as discussed by the Staff in the 1998 Release, are precisely the type of core matters that are essential in managing the Company's business and operations. Thus, by implicating the Company's tax expenses and sources of financing, the Proposal would interfere with the Company's ordinary business operations and involve matters that are most appropriately left to the Company's management and not to direct stockholder oversight.

The Proposal's request that the Company not "accept [certain] subsidies, tax incentives or other benefits" is substantially the same as the *Texaco* proposal. Thus, as in Texaco, the Proposal also is excludable under Rule 14a-8(i)(7) because it relates to the Company's "day-to-day management decisions in connection with the Company's multinational operations." *See also Exxon Mobil Corp.* (avail. Mar. 3, 2011, *recon. denied* Mar. 21, 2011) (proposal relating "to the company's sources of financing" could be excluded under Rule 14a-8(i)(7)).

B. Regardless Of Whether The Proposal Touches Upon Significant Policy Issues, The Proposal Is Excludable Because It Implicates The Company's Ordinary Business Matters.

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For instance, the Staff reaffirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. Jul. 31, 2007), concurring with the exclusion of proposal under Rule 14a-8(i)(7) that recommended that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Similarly, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting disclosure of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. The company argued that the proposal was excludable because it related to securing the company's operations from both extraordinary incidents, such as terrorism, and ordinary business matters, such as earthquakes, floods and counterfeit merchandise. The Staff concurred that the proposal was excludable because it implicated matters relating to the company's ordinary business operations. *See also E*Trade Group, Inc. (Bemis)* (avail. Oct. 31, 2000) (in concurring that proposal could be excluded under Rule 14a-8(i)(7), the Staff explicitly noted that "although the proposal appears to address matters outside the scope of ordinary business, [certain subparts] relate to E*TRADE's ordinary business operations").

Likewise, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the company could exclude a proposal requesting that it (i) discontinue an accounting technique,

(ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor because the proposal also requested that the report address ordinary business matters).

Here, regardless of the other matters addressed in the Proposal, the Proposal clearly implicates aspects of the Company's ordinary business operations. Accordingly, under the precedent cited above, the Proposal properly may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(c) and Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Irving S. Gomez, Intel Corporation
John Harrington
Paul M. Neuhauser

101857366.7

<u>Exhibit A</u>
Proposal and Related Correspondence


HARRINGTON
INVESTMENTS, INC.


received
08-25-14

August 20, 2014

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Intel Corporation company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Intel Corporation common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

PALESTINE-ISRAEL—HOLY LAND PRINCIPLES

WHEREAS, Intel Corporation has operations in Palestine-Israel;
WHEREAS, achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians -- encourages us to promote a means for establishing justice and equality;
WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;
WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that Intel Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles -- which are both pro-Jewish and pro-Palestinian -- will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns


charles SCHWAB
ADVISOR SERVICES

August 20, 2014

Cary Klafter
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, Ca 95054-1549

RE: Account *** FISMA & OMB Memorandum M-07-16 ***
Harrington Inv Inc 401k Plan
FBO John C Harrington

Dear : Corporate Secretary,

Please accept this letter as confirmation of ownership of (500) shares of Intel Corp. (Symbol: INTC) in the account referenced above. These shares have been held continuously since initial purchase on 06/22/2011.

Should additional information be needed, please feel free to contact me directly at (877-393-1949) between the hours of 8:00 and 4:30 pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Harrington Investments via fax 707-257-7923



PO: PASS-THROUGH
DATE: 21-AUG-2014
TIME: 1:45 PM
SITE: SANTA CLARA, SANTA CLARA RECEIVING
SUPPLIER: HARRINGTON INVESTMENTS, INC.
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CARTON COUNT: 1 OF 1
TOTAL CARTONS: 1
CARTON ID NBR: 3788937
RECIPIENT: KLAFTER, CARY I
PHONE: +1 408 765 1215
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Exhibit B
Deficiency Notice

From: Gomez, Irving S
Sent: Wednesday, September 03, 2014 12:20 PM
To: john@harringtoninvestments.com; virginia@harringtoninvestments.com
Cc: Jacobson, Michael M; Klafter, Cary
Subject: Intel: Deficiency Notice

Hi John, Please find the attached letter and enclosure; it is also being sent via Fed Ex out today to your office.

Virginia returned my telephone call from yesterday and if available, I propose we have a call at 11am tomorrow morning.

Regards,

Irving

Irving S Gomez
Assistant Secretary & Managing Counsel
Corporate Legal Group
Intel Corporation
2200 Mission College Blvd.
MS RNB4-151
Santa Clara, CA 95054
(408) 653-7868
(408) 718-4231 (mobile)



September 3, 2014

VIA OVERNIGHT MAIL and EMAIL
John Harrington
1001 2nd Street, Suite 325
Napa, California 94559

Dear Mr. Harrington:

I am writing on behalf of Intel Corporation (the "Company"), which received on August 21, 2014, your submission entitled "Palestine-Israel—Holy Land Principles" and submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Submission").

The Submission contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Pursuant to Rule 14a-8(c) under the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that the Submission constitutes more than one stockholder proposal. Specifically, while parts of the Submission relate to equal opportunity in employment, we believe that paragraph "2" in the list of principles addresses a separate proposal. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Intel Corporation, 2200 Mission College Blvd., MS RNB4-151, Santa Clara, CA 95054-1549. Alternatively, you may transmit any response by e-mail to me at irving.s.gomez@intel.com.

If you have any questions with respect to the foregoing, please contact me at (408) 653-7868. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Irving S. Gomez
Assistant Secretary, Managing Counsel – Corporate Legal Group

cc: Cary Klafter, Intel Corporation; Michael Jacobson, Intel Corporation

Enclosure

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054
www.intel.com

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

<u>Exhibit C</u>
Response Letter

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164
(207) 596-6056 thru October 22

Email: pmneuhauser@aol.com

September 16, 2014

Irving S. Gomez
Assistant Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054

Dear Mr. Gomez:

I have been retained by Mr. John Harrington and Holy Land Principles, Inc. (coordinator of the Holy Land Principles movement) to respond to your letter of 3 September concerning the submission by Mr. Harrington of a shareholder proposal requesting that Intel Corporation adopt the Holy Land Principles.

We do not believe that Mr. Harrington's submission constitutes two proposals since the second Principle concerns, as equally does the remainder of the proposal, equal opportunity in employment. We are certain that, if you go to the Securities & Exchange Commission that the Staff will agree with our position. In this connection, we note that the Sullivan Principles re South Africa, the McBride Principles re Ireland, and requests for EEO-1 and related data in the United States all combined affirmative action items with anti-discrimination items.

Nevertheless, out of an abundance of caution, we hereby conditionally amend the proposal as follows:

If the Staff agrees that there are two proposals, we delete the second Principle.

We look forward to a being able to withdraw the proposal following dialogue with Intel Corporation about its implementation.

If you have any questions, please do not hesitate to contact me at the email address and telephone numbers indicated above. (Note that the telephone number varies with the date.)

Very truly yours,

Paul M. Neuhauser

cc: John Harrington
Fr. Sean McBride, President, Holy Land Principles, Inc.